Michael D. Waters D: 205-244-5210 F: 205-244-5410 mwaters@joneswalker.com

September 10, 2019

Via U.S. Mail and Email

Mr. Eric Envall

Staff Attorney

Office of Financial Services I

United States Securities and Exchange Commission

Mail Stop 4720

Washington, DC 20549

Re:	River Financial Corporation
Registration Statement on Form S-4
Filed August 21, 2019
File No. 333-233387

Dear Mr. Envall:

In response to your comments given to me by telephone on August 28, 2019, River Financial Corporation amends its registration statement by Amendment No. 1 by providing the following responses.

The Staff’s comments appear below in bold and the Company’s responses follow each comment.

General

1.	Revise the auditor’s consent at Exhibit 23.5 to remove the “incorporation by reference” language.

The consent at Exhibit 23.4 of Amendment No. 1 is revised accordingly.

Cover Page

2.	Provide consents for the new directors to be added to the board of the Registrant and River Bank & Trust.

The consents are included at Exhibits 23.6 and 23.7 of Amendment No. 1.

3.	Provide the aggregate ownership of Trinity Bancorp common stock subject to voting agreements referenced on page 68.

The disclosure has been updated on page 68 in accordance with the comment.

420 20th Street North, Suite 1100   |   Birmingham, AL 35203   |   T: 205.244.5200   |   F: 205.244.5400   |   joneswalker.com

We will be happy to respond to additional comments or to provide additional information.

Sincerely,

/s/ Michael D. Waters

Michael D. Waters, Esq.

MDW/km

cc:	Jimmy Stubbs

Ralph F. MacDonald, III, Esq.

September 10, 2019